UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ADIAL PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00688A 106

(CUSIP Number)

Kevin Schuyler

c/o Adial Pharmaceuticals, Inc.

1180 Seminole Trail, Suite 495

Charlottesville, Virginia 22901

(434) 422-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00688A106	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Schuyler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 888,300
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 558,177
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 888,300
WITH	10	SHARED DISPOSITIVE POWER 558,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,446,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.18%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00688A106	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MVA 151 Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Limited liability company formed under the laws of the State of Virginia

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 552,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 552,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00688A106	13D	Page 4 of 8 Pages

Item 1.   Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Adial Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1180 Seminole Trail, Suite 495, Charlottesville, Virginia 22901.

Item 2.   Identity and Background.

(a), (f) The persons filing this statement are Kevin Schuyler and MVA 151 Investors, LLC, a Virginia limited liability company (“MVA”).  Mr. Schuyler has control over MVA and both are located in Charlottesville, Virginia.

(b)       The principal business address of each of Mr. Schuyler and MVA is 2521 Summit Ridge Trail, Charlottesville, Virginia 22911. Mr. Schuyler and MVA are referred to as the “Reporting Persons” in this Schedule 13D.

(c)       The present principal occupation of Mr. Schuyler is senior managing director at CornerStone Partners LLC, a full service institutional CIO and investment office located in Charlottesville, Virginia.

(d)       During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither of the Reporting Persons has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Schuyler is a citizen of the United States of America. MVA is a limited liability company organized under the laws of the State of Virginia.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Persons used personal funds to acquire the securities described in Item 4 of this Schedule 13D other than those awarded as compensation for services. The stock options granted to Mr. Schuyler on January 1, 2018 were awarded as compensation for services rendered to the Issuer as a member of the board of directors.

Item 4.   Purpose of the Transaction.

The purpose of the transactions described in this Schedule 13D is solely for investment.

In connection with the initial public offering (the “IPO”) of the Issuer, ADial Pharmaceuticals, L.L.C. was converted from a Virginia limited liability company into a Virginia corporation, APL Conversion Corp., which conversion was consummated on October 3, 2017. Thereafter, on October 11, 2017 the Issuer was reincorporated in Delaware by merging the Virginia corporation with and into the Issuer, which was incorporated on October 5, 2017 and as a wholly owned subsidiary of the Virginia corporation. In order to consummate the conversion, a certificate of conversion was filed with the Secretary of State of the State of Virginia. In order to consummate the reincorporation, certificates of merger were filed with the Secretary of State of the States of Delaware and Virginia. In connection with the corporate conversion/reincorporation, all outstanding Class A units, Class B units, and Profits Interest Units of ADial Pharmaceuticals, LLC (collectively, the “LLC Units”) were automatically converted into shares of common stock of the Virginia corporation and then into an aggregate of 3,268,005 shares of common stock of the Issuer, and the Issuer succeeded to the business of ADial Pharmaceuticals, L.L.C.

For the LLC Units held by Mr. Schuyler and wife Carolyn M. Schuyler, for which he paid an aggregate of $261,776 and his wife paid an aggregate of $38,097in personal funds, they received the following securities in the Issuer in the corporate conversion/reincorporation: (i) 50,929 shares of Common Stock and warrants to purchase 9,659 shares of Common Stock owned directly by Mr. Schuyler (consisting of warrants to purchase 1,010 shares of Common Stock exercisable until December 31, 2021 at $0.0054 per share and warrants to purchase 8,649 shares of Common Stock exercisable until December 31, 2031 at $7.63 per share); and (ii) 3,042 shares of Common Stock and warrants to purchase 3,135 shares of Common Stock (consisting of warrants to purchase 1,963 shares of Common Stock exercisable until December 31, 2021 at $0.0054 per share and warrants to purchase 1,172 shares of Common Stock exercisable until December 31, 2031 at $7.63 per share), which shares and warrants are owned jointly by Mr. Schuyler and his wife Carolyn M. Schuyler.

CUSIP No. 00688A106	13D	Page 5 of 8 Pages

On January 1, 2018, Mr. Schuyler received an option to purchase an aggregate of 5,580 shares of Common Stock at an exercise price of $5.70 per share (which options terminate on June 30, 2027), of which an aggregate of 2,790 shares of Common Stock will vest within 60 days of November 12, 2018 (the options vested 1/6th of the grant on January 1, 2018 with the remaining shares vesting 1/36th on the first day of each month over the remaining 30 months).

On February 22, 2018, the Issuer issued to Mr. Schuyler (and other members of the board of directors and officers and entities under their control) Senior Notes in the principal amount of $262,000 for a cash payment of $242,000 and the exchange of subordinated secured notes previously issued. The Issuer agreed to issue to each Senior Note holder upon the consummation of the IPO (i) a warrant to purchase a number of units equal to 400% of the principal amount of the holder’s Senior Note divided by the price per unit in the IPO and (ii) a number of units equal to 400% of the principal amount of the holder’s Senior Note divided by price per unit in the IPO. In addition, on February 22, 2018, the Issuer entered into an agreement (the “Backstop Agreement”) with Mr. Schuyler pursuant to which he agreed to provide funding to the Issuer equal to the difference between $400,000 and the amount of cash funding we received from investors, which amounted to $242,000 (the “Backstop Amount”). For his backstop commitment, the Issuer agreed to issue to Mr. Schuyler upon the consummation of the IPO (I) warrants to purchase a number of units equal to 150% of the Backstop Amount divided by the price per unit of the IPO; and (II) a number of units equal to 50% of the Backstop Amount divided by the price per unit of the IPO in addition to the other warrants and units issuable to all holders of the Senior Notes described above.

On July 31, 2018, upon consummation of the IPO, Mr. Schuyler received 82,461 shares of Common Stock and a warrant to purchase 82,461 shares of Common Stock exercisable for $6.25 per share, which shares and warrants were received upon automatic conversion of a convertible note in the principal amount of $27,550 together with interest accrued thereon at the note conversion price of $0.44 per share. The promissory note was issued in September 2016 in a private placement in which the Issuer issued an aggregate principal amount of $235,000 promissory notes including $27,550 to Mr. Schuyler and other officers and directors of the Issuer.

On July 31, 2018, Mr. Schuyler purchased 90,000 units (the “Units”) in the IPO at the initial public offering price of $5.00 per Unit, which corresponds to a price of $4.99 per share of Common Stock and $0.01 per warrant. Each Unit consisted of one share of Common Stock and a warrant to purchase one share of Common Stock at an exercise price of $6.25 per share, exercisable immediately and expiring five years from the date of issuance. The 90,000 shares of Common Stock and warrants to purchase 90,000 shares of Common Stock were immediately separable upon issuance of the Units in the IPO.

In addition, on July 31, 2018, upon consummation of the IPO, pursuant to the terms of a Securities Purchase Agreement, dated February 22, 2018 (the “Securities Purchase Agreement”), Mr. Schuyler received (i) 120,000 Units consisting of 120,000 shares of Common Stock and warrants to purchase 120,000 shares of Common Stock at an exercise price of $6.25 per share, and (ii) warrants to purchase 120,000 Units (the “Schuyler Unit Warrants”), which Units consisted of 120,000 shares of Common Stock and warrants to purchase 120,000 shares of Common Stock, such that if all of the Schuyler Unit Warrants were completely exercised, 240,000 shares of Common Stock would be issued to Mr. Schuyler. Furthermore, pursuant to the Securities Purchase Agreement, MVA received (A) 113,800 Units consisting of 113,800 shares of Common Stock and warrants to purchase 113,800 shares of Common Stock at an exercise price of $6.25 per share, and (B) warrants to purchase 162,200 Units (the “MVA Unit Warrants”), which Units consisted of 162,200 shares of Common Stock and warrants to purchase 162,200 shares of Common Stock, such that if all of the Schuyler Unit Warrants were completely exercised, 324,000 shares of Common Stock would be issued to MVA.

On November 12, 2018 pursuant to an Exchange Agreement: (i) Mr. Schuyler exchanged the 120,000 Schuyler Unit Warrants for (A) a warrant to purchase 120,000 shares of Common Stock with an exercise price of $5.00 per share, and (B) a warrant to purchase 120,000 shares of Common Stock at an exercise price of $6.25 per share, and (ii) MVA exchanged the 162,200 MVA Unit Warrants for (A) a warrant to purchase 162,200 shares of Common Stock with an exercise price of $5.00 per share, and a warrant to purchase 162,200 shares of Common Stock at an exercise price of $6.25 per share.

The foregoing descriptions of the terms of the Form of 2016 Convertible Promissory Note (2016 Offering), warrants issued as part of the Units in the IPO, the Securities Purchase Agreement, the Backstop Commitment Agreement, the form of Exchange Agreement and the warrants acquired on November 12, 2018 are qualified in their entirety by reference to the full text of the forms of such documents, copies of which are included as Exhibits 2, 3, 4, 5, 6,7 and 8, respectively, to this Schedule 13D and are incorporated by reference herein.

CUSIP No. 00688A106	13D	Page 6 of 8 Pages

Item 5.   Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 6,556,249 shares of Common Stock outstanding as of November 12, 2018.

Mr. Schuyler is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 343,390 shares of Common Stock and warrants to purchase an aggregate of 542,120 shares of Common Stock; and (b) options to purchase an aggregate of 5,580 shares of Common Stock, of which 2,790 shares are vested as of November 12, 2018 or vest within 60 days thereof.

In addition, Mr. Schuyler is deemed to be the beneficial owner of, and has shared power to vote or direct the vote and to dispose or direct the disposition of 3,042 shares of Common Stock and warrants to purchase 3,135 shares of Common Stock, which shares and warrants are owned jointly by Mr. Schuyler and his wife Carolyn M. Schuyler.

MVA is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of zero shares.

MVA and Mr. Schuyler are deemed to be the beneficial owner of, and have shared power to vote or direct the vote and to dispose or direct the disposition of 113,800 shares of Common Stock and warrants to purchase 438,200 shares of Common Stock, due to Mr. Schuyler’s control of MVA.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Schuyler and MVA (on the basis of 6,556,249 shares of Common Stock outstanding as of November 12, 2018) are as follows:

(a)	Number of shares of Common Stock beneficially owned by Mr. Schuyler: 1,446,477	Percent of class of Common Stock: 19.18%
	Number of shares of Common Stock beneficially owned by MVA: 552,000	Percent of class of Common Stock: 8.5%
(b)	Number of shares of Common Stock as to which Mr. Schuyler has:

(i) Sole power to vote or to direct the vote:	888,300

(ii) Shared power to vote or to direct the vote:	558,177

(iii) Sole power to dispose or to direct the disposition of:	888,300

(iv) Shared power to dispose or to direct the disposition of:	558,177

Number of shares of Common Stock as to which MVA has:

(i) Sole power to vote or to direct the vote:	0

(ii) Shared power to vote or to direct the vote:	552,000

(iii) Sole power to dispose or to direct the disposition of:	0

(iv) Shared power to dispose or to direct the disposition of:	552,000

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 00688A106	13D	Page 7 of 8 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated November 13, 2018

Exhibit 2:	Form of 2016 Convertible Promissory Note (2016 Offering) (incorporated by reference to Exhibit 4.16 of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-220368))

Exhibit 3:	Form of IPO Warrant Issued to Investors (incorporated by reference to Exhibit 4.23 of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-220368))

Exhibit 4:	Form of Securities Purchase Agreement dated February 22, 2018 (incorporated by reference to Exhibit 10.24 of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-220368))

Exhibit 5:

Backstop Commitment Agreement between Adial Pharmaceuticals, Inc. and MVA 151 Investors, LLC, dated February 22, 2018 (incorporated by reference to Exhibit 10.25 of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-220368))

Exhibit 6:	Form of Exchange Agreement, dated November 12, 2018 (incorporated by reference to Exhibit 4.3 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2018)

Exhibit 7:	Form of Warrant ($5.00 Exercise Price Per Share) acquired on November 12, 2018 (incorporated by reference to Exhibit 4.4 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2018)

Exhibit 8:	Form of Warrant ($6.25 Exercise Price Per Share) acquired on November 12, 2018 (incorporated by reference to Exhibit 4.5 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2018)

Annex A:	Certain Transactions by the Reporting Persons

CUSIP No. 00688A106	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2018

/s/ Kevin Schuyler
Kevin Schuyler

Date: November 13, 2018

MVA 151 Investors, LLC

By:	/s/ Kevin Schuyler
Name:	Kevin Schuyler
Title:	Managing Member

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
November 12, 2018	Acquired warrants to purchase 120,000 shares of Common Stock	*
November 12, 2018	Acquired warrants to purchase 120,000 shares of Common Stock	*
November 12, 2018	Acquired warrants to purchase 162,200 shares of Common Stock	*
November 12, 2018	Acquired warrants to purchase 162,200 shares of Common Stock	*

* As described in this Schedule 13D, on November 12, 2018: (i) Mr. Schuyler exchanged the 120,000 Schuyler Unit Warrants for (A) a warrant to purchase 120,000 shares of Common Stock with an exercise price of $5.00 per share, and (B) a warrant to purchase 120,000 shares of Common Stock at an exercise price of $6.25 per share, and (ii) MVA exchanged the 162,200 MVA Unit Warrants for (A) a warrant to purchase 162,200 shares of Common Stock with an exercise price of $5.00 per share, and a warrant to purchase 162,200 shares of Common Stock at an exercise price of $6.25 per share.

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 13th day of November, 2018, by and between Kevin Schuyler and MVA 151 Investors, LLC (together, the “Joint Filers”).

Whereas, pursuant to Rule 13d-1(k) under Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligations under Section 13(d) of the Exchange Act by a single joint filing:

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.	Schedule 13D with respect to the common stock, par value $0.01 per share, of Adial Pharmaceuticals, Inc., a Delaware corporation (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.	Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein contained.

3.	Each of the Joint Filers is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

/s/ Kevin Schuyler
Kevin Schuyler

Date: November 13, 2018

MVA 151 Investors, LLC

By:	/s/ Kevin Schuyler
Name:	Kevin Schuyler
Title:	Managing Member

Date: November 13, 2018